                                                                        Rule 425
                                                     Filer:  Greater Bay Bancorp
                                                     Issuer: Greater Bay Bancorp
                                                Commission File Number:  0-25034

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
For Information Contact
-----------------------
At Greater Bay Bancorp:                      At Financial Relations Board:
David L. Kalkbrenner, President & CEO        Christina Carrabino (general information)
(650) 614-5767                               Stephanie Mishra (analyst contact)
Steven C. Smith, EVP, CAO & CFO              (415) 986-1591
(650) 813-8222
At Bank of Santa Clara:
Ronald D. Reinartz, President & CEO
(408) 249-5900
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                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                            GREATER BAY BANCORP AND
                BANK OF SANTA CLARA ANNOUNCE AGREEMENT TO MERGE

PALO ALTO, CA; January 27, 2000 -- Greater Bay Bancorp (Nasdaq:GBBK), Palo Alto, California, and Bank of Santa Clara (Nasdaq:BNSC), Santa Clara, California, announced today the signing of a definitive merger agreement. Upon completion of the merger, Bank of Santa Clara will operate as a wholly owned subsidiary of Greater Bay Bancorp.

In the merger, Greater Bay Bancorp will issue shares of its stock in a tax free exchange for the shares of stock of Bank of Santa Clara for an estimated value of approximately $90 million, depending on the market price of Greater Bay
Bancorp's stock at the time of the merger closing.   The merger, which will be
accounted for as a pooling of interests, is expected to be completed in the second quarter of 2000.

Greater Bay Bancorp anticipates the transaction, including cost savings, to be approximately 1% accretive to 2000 earnings per share. Greater Bay Bancorp has not included any anticipated revenue enhancements that may be realized from the merger, even though Greater Bay Bancorp's prior acquisitions have resulted in significant revenue growth at the newly acquired subsidiary banks.

Bank of Santa Clara, founded in 1973, is the oldest independent community bank in Santa Clara County. With eight offices located in Milpitas, San Jose, Santa Clara and Sunnyvale, California, Bank of Santa Clara serves the small- to mid-sized business community and retail banking clients. As of December 31, 1999, Bank of Santa Clara had total assets of $327 million and deposits of $294
million.   For the year ended December 31, 1999, net income was $4.4 million, an
11.3% increase over net income of $4.0 million in 1998. Net income for the fourth quarter of 1999 was $1.3 million, a 28.7% increase over net income of $1.0 million in the comparable quarter of 1998.

David Kalkbrenner, President and Chief Executive Officer of Greater Bay Bancorp, stated, "The addition of Bank of Santa Clara to the Greater Bay super community banking family will strengthen Greater Bay's presence in the Silicon Valley. Bank of Santa Clara has built a solid
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Greater Bay Bancorp and Bank of Santa Clara Announce Agreement to Merge
January 27, 2000
Page 2


business banking and retail franchise with an excellent reputation for service. With its small business and retail banking focus, Bank of Santa Clara provides a unique opportunity for Greater Bay to serve a loyal and growing small business niche and individual client base. When the merger closes, we will also be pleased to welcome a director of Bank of Santa Clara to our Board of Directors."

Ronald Reinartz, President and Chief Executive Officer of Bank of Santa Clara, commented, "We have followed the success of Greater Bay Bancorp over the years and believe that its super community banking philosophy fits extremely well with the strong community commitment that Bank of Santa Clara has consistently maintained. This merger will enable us to expand our ability to serve our
clients and increase our lending capabilities.   We also believe this merger
will give us an opportunity to participate more fully in the economic growth of the Greater Bay area."

Terms of the Merger

The terms of the agreement provide for the shareholders of Bank of Santa Clara to receive shares of Greater Bay Bancorp. Bank of Santa Clara currently has approximately 2.33 million shares of common stock outstanding. If the average closing price of Greater Bay Bancorp common stock is between $38.3875 and $44.6125, each share of Bank of Santa Clara stock will be exchanged for 0.87 of a share of Greater Bay Bancorp stock.

If the average closing price of Greater Bay Bancorp common stock is greater than $44.6125, the exchange ratio will decrease by dividing the average closing price into $38.8129 plus one-third of the amount that the average closing price exceeds $44.6125.

If the average closing price of Greater Bay Bancorp stock is between $36.3600 and $38.3875, the exchange ratio will increase by dividing the average closing price into $33.3971 minus one-third of the difference between $38.3875 and the average closing price.

If the average closing price of Greater Bay Bancorp common stock is less than $36.3600, the conversion ratio will equal 0.9000 but Bank of Santa Clara may decide to terminate the agreement, unless Greater Bay Bancorp elects to exercise
a top up option.   In that case, the exchange ratio will equal the quotient
obtained by dividing $32.7240 by the average closing price of Greater Bay Bancorp stock.

The merger is subject to certain conditions, including the approval of the shareholders of Bank of Santa Clara and regulatory approval. Upon consummation of the merger, former Bank of Santa Clara shareholders will own approximately 11% of Greater Bay Bancorp's outstanding shares, assuming completion of the previously announced Greater Bay Bancorp mergers with Mt. Diablo Bancshares and Coast Bancorp.

Greater Bay Bancorp through its six subsidiary banks, Bay Area Bank, Bay Bank of Commerce, Cupertino National Bank, Golden Gate Bank, Mid-Peninsula Bank and Peninsula Bank of Commerce, along with its operating divisions, serves clients throughout Silicon Valley, San Francisco, the San Francisco Peninsula, and the Contra Costa Tri Valley Region, with offices

Greater Bay Bancorp and Bank of Santa Clara Announce Agreement to Merge January 27, 2000
Page 3


located in Cupertino, Fremont, Hayward, Millbrae, Palo Alto, Redwood City, San Francisco, San Jose, San Leandro, San Mateo, San Ramon, Santa Clara, and Walnut Creek.

Safe Harbor

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements relate to future financial performance and condition and pending acquisitions. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements due to a number of factors, including, but not limited to, when and if the proposed mergers are consummated, the success of Greater Bay Bancorp in integrating the new banks into its organization and other risks detailed in the Greater Bay Bancorp reports filed with the Securities and Exchange Commission and Bank of Santa Clara reports filed with the Federal Deposit Insurance Corporation, including their Annual Report on Form 10-K for the year ended December 31, 1998.

Greater Bay Bancorp will file a registration statement on Form S-4 with the SEC in connection with the proposed merger. The registration statement will include a prospectus/proxy statement which will be sent to shareholders of Bank of Santa Clara seeking their approval of the proposed merger. When filed, the registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."


For investor information on Greater Bay Bancorp at no charge, call our automated shareholder information line at 1-800-PRO-INFO (1-800-776-4636) and enter code GBBK. For international access, dial 1-201-432-6555.

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